February 16, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mr. Ruairi Regan

Re:	Kismet Acquisition Three Corp.
Registration Statement on Form S-1
Filed January 26, 2021, as amended
File No. 333-252420

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Kismet Acquisition Three Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Wednesday, February 17, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 1,650 copies of the Preliminary Prospectus dated February 5, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
as Representative of the Several Underwriters

By:	/s/ Frank McGee
Name:	Frank McGee
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ Irackly Mtibelishvily
Name:	Irackly Mtibelishvily
Title:	Managing Director

BOFA SECURITIES INC.
as Representative of the Several Underwriters

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director